**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

_____

**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For May 2006**

**Commission File Number 0-28800**

_____

**DRDGOLD Limited**

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of May 2006, incorporated by reference herein:**

**Exhibit**

99.1    Release dated 28 April  2006, entitled "REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER ENDED 31 MARCH 2006"

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 03, 2006                     By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

# DRD**GOLD** ▶

## LIMITED

*we do what we say*

## Report on activities for the third quarter ended
# 31 March 2006

### 2006 FINANCIAL YEAR

### DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD
("DRDGOLD" or "THE COMPANY")

## Group Results (Unaudited)

## KEY FEATURES

- Group gold production steady at 129 657 oz
- Australasian production 27% lower due mainly to planned West Wall changes at Porgera
- Blyvoor's new mine plan kicks in; early intersection of Alpha Dyke
- Ministerial approval for Top Star
- High grade exploration results continue at Tolukuma and Vatukoula

## KEY RESULTS SUMMARY

| Group | | Quarter Mar 2006 | Quarter Dec 2005 | % Change | 9 months to Mar 2006 | Quarter Mar 2005 |
|---|---|---|---|---|---|---|
| Attributable gold production (*) | | | | | | |
| Australasian operations | oz | 42 979 | 58 850 | (27) | 169 749 | 79 334 |
| | kg | 1 337 | 1 832 | (27) | 5 282 | 2 467 |
| South African operations | oz | 86 678 | 71 407 | 21 | 225 795 | 60 733 |
| | kg | 2 696 | 2 221 | 21 | 7 023 | 1 889 |
| Discontinued operations | oz | - | - | - | - | 47 584 |
| | kg | - | - | - | - | 1 480 |
| Group | oz | 129 657 | 130 257 | - | 395 544 | 187 651 |
| | kg | 4 033 | 4 053 | - | 12 305 | 5 836 |
| Cash operating costs | | | | | | |
| Australasian operations | US$/oz | 514 | 341 | (51) | 371 | 227 |
| | ZAR/kg | 102 286 | 71 782 | (42) | 76 540 | 44 169 |
| South African operations | US$/oz | 511 | 463 | (10) | 468 | 418 |
| | ZAR/kg | 103 519 | 97 532 | (6) | 96 493 | 81 002 |
| Group | US$/oz | 512 | 406 | (26) | 426 | 412 |
| | ZAR/kg | 103 156 | 85 449 | (21) | 87 825 | 81 222 |
| Gold price received | US$/oz | 561 | 487 | 15 | 502 | 431 |
| | ZAR/kg | 112 633 | 102 555 | 10 | 103 547 | 83 341 |
| Capital expenditure | US$ million | 6.8 | 12.2 | 45 | 24.3 | 1.3 |
| | ZAR million | 41.2 | 79.8 | 48 | 155.7 | 7.1 |

* Attributable – Including Emperor Mines Limited ("Emperor") 39.52% from 5 December 2005 (previously 45.33%);
  Crown Gold Recoveries (Pty) Limited ("CGR") and East Rand Proprietary Mines Limited ("ERPM") 100% from
  1 December 2005 (previously 40%)

## STOCK

### Issued capital
316 292 684 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 349 489 303

| Stock traded | JSE | NASDAQ | FRANKFURT |
|---|---|---|---|
| Avg. volume for the quarter per day (000) | 674 | 4 311 | 123 |
| % of issued stock traded (annualised) | 56 | 356 | 6 |
| Price          • High | R12.10 | $2.02 | Euro1.66 |
|                • Low | R7.80 | $1.24 | Euro1.05 |
|                • Close | R9.20 | $1.55 | Euro1.26 |

## SAFETY

It is with deep regret that we record the deaths of two employees at the South African operations during the quarter under review. Alfonso Magumane died in a shaft incident underground at ERPM on 16 February and Castigo Nhuzuane in a fall of ground at Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") on 21 March. In the previous quarter, the South African operations were fatality-free.

At Blyvoor, both the Disabling Injury Frequency Rate ("DIFR") and the Reportable Injury Frequency Rate ("RIFR") improved; the former from 6.37 to 5.1 and the latter from 2.29 to 0.74. At ERPM, the DIFR deteriorated from 14.58 to 16.41, while the RIFR improved from 9.28 to 4.6. At the CGR surface operation, the DIFR improved from 5.10 to 3.76 in the quarter under review, but the RIFR deteriorated from 2.54 to 3.76.

The Australasian operations were fatality-free in the quarter under review. At Tolukuma Mines Limited ("Tolukuma"), however, both the DIFR and RIFR deteriorated from 0 to 3.98. At Emperor, the Lost Time Injury Frequency Rate ("LTIFR") remained unchanged at 2, while the DIFR improved from 5 to 4.

## PRODUCTION

Group gold production was virtually unchanged at 129 657 ounces ("oz"). While gold production from the South African operations increased by 21% to 86 678 oz, that from the Australasian operations declined by 27% to 42 979 oz. In South Africa, gold production from ERPM's underground operation was higher; in Australasia, gold production was lower at all three operations but the major negative impact arose from planned West Wall changes at Porgera. Production movements are discussed in more detail in the operation-by-operation commentaries below.

### Australasian operations

| Porgera (20% of the joint venture) | | Quarter Mar 2006 | Quarter Dec 2005 | % Change | 9 mnths to Mar 2006 | Quarter Mar 2005 |
|---|---|---|---|---|---|---|
| Ore milled | t'000 | 241 | 270 | (11) | 792 | 297 |
| Yield | g/t | 3.15 | 3.83 | (18) | 3.97 | 5.07 |
| Gold produced | oz | 24 410 | 33 218 | (26) | 101 023 | 48 406 |
| | kg | 760 | 1 034 | (26) | 3 144 | 1 506 |
| Cash operating costs | US$/oz | 455 | 288 | (58) | 318 | 191 |
| | ZAR/kg | 90 457 | 60 685 | (49) | 65 605 | 37 073 |
| Capital expenditure | US$ million | 1.1 | 6.8 | 84 | 9.8 | 0.9 |
| | ZAR million | 5.8 | 44.4 | 87 | 63.0 | 5.0 |

An 11% decline in ore milled to 241 000 tonnes ("t") and a planned 18% drop in yield to 3.15 grams per tonne ("g/t") arising from increased treatment of stockpile led to a 26% decline in attributable gold production to 24 410 oz.   Major factors contributing to lower throughput were the continued utilisation of resources for the removal of slip material from the West Wall failure which is now 36% complete; power outages due to vandalism of pylons (seven days lost); and the disruption of fuel supplies arising from damage to a bridge caused by heavy rains. This bridge has since been repaired. Six full days and six half days were also lost due to a strike by the local workforce during the take-over bid of Placer Dome by Barrick Gold.

Cash operating costs were 58% higher at US$455 per ounce as a consequence of lower production.

| Tolukuma | | Quarter Mar 2006 | Quarter Dec 2005 | % Change | 9 mnths to Mar 2006 | Quarter Mar 2005 |
|---|---|---|---|---|---|---|
| Ore milled | t'000 | 47 | 54 | (13) | 148 | 52 |
| Yield | g/t | 7.70 | 9.52 | (19) | 8.91 | 11.27 |
| Gold produced | oz | 11 659 | 16 524 | (29) | 42 382 | 18 878 |
| | kg | 362 | 514 | (29) | 1 318 | 586 |
| Cash operating costs | US$/oz | 637 | 447 | (43) | 497 | 321 |
| | ZAR/kg | 127 122 | 94 105 | (35) | 102 624 | 62 404 |
| Capital expenditure | US$ million | 1.3 | 2.5 | 48 | 4.9 | 0.5 |
| | ZAR million | 8.0 | 16.4 | 51 | 31.7 | 3.2 |

Gold production was 29% lower at 11 659 oz, reflecting a 13% decline in ore milled to 47 000 t and a 19% drop in yield to 7.70 g/t.

Production for the period was severely impacted by the loss of the hydro on two separate occasions: the first when a landslide resulting from excessive rain severed the headrace pipeline and the second when non ML104 landowners aired an unfounded grievance by blocking the intake. These resulted in the loss of 10 days of production. Flooding of the main production area, resulting from the same rains, forced production to be moved to the upper areas of the mine with delays incurred due to ordered pumps arriving late on site. Total development increased by 13% quarter on quarter.

The lower production was the main contributor to a 43% increase in cash operating costs to US$637 per ounce.

| Emperor 39.52% attributable from 5 Dec 2005 (Previously 45.33%) | | Quarter Mar 2006 | Quarter Dec 2005 | % Change | 9 mnths to Mar 2006 | Quarter Mar 2005 |
|---|---|---|---|---|---|---|
| Ore milled | t'000 | 36 | 48 | (25) | 138 | 63 |
| Yield | g/t | 5.97 | 5.92 | 1 | 5.94 | 5.95 |
| Gold produced | oz | 6 910 | 9 108 | (24) | 26 344 | 12 050 |
| | kg | 215 | 284 | (24) | 820 | 375 |

Attributable gold production from the company's Vatukoula mine was 24% lower, reflecting a 25% decline in ore milled to 36 000 t. Lower tonnage resulted from restricted access to high-grade areas due to water in-flow, de-watering and deteriorating ground conditions. DRDGOLD's attributable tons and gold were also affected by the reduction of the company's equity holding in Emperor from 45.33% to 39.52% with effect 5 December 2005. New support standards have been introduced to improve conditions while the issue of dewatering will be addressed through the new capital project plan as part of the accelerated development and training programme. Yield increased by 1% to 5.97 g/t.

Total development decreased from 3 009 metres to 2 915 metres quarter on quarter.

Cash operating costs rose by 18% to US$691 per ounce, reflecting lower gold production.

In line with a change to the mine plan announced in the previous quarter, in terms of which production is being re-directed from the lower grade Smith Shaft areas to high-grade Philip Shaft sources, work on various infrastructure-related improvements continued at Philip Shaft during the quarter. Production from Smith shaft has now been ceased.

The implementation of the new "Accelerated development and training plan" is designed to introduce flexibility to production areas, to improve infrastructure and increase the productivity of the workforce. The plan includes development of higher grade areas in the vicinity of Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce will undergo a comprehensive assessment, re-skilling and retraining programme.

Over the next 18 months, Emperor will invest F$27 million in capital expenditure.

A Workers Relief Fund of F$300 000 has been committed by the Fijian Government to assist employees.

## South African operations

| Blyvooruitzicht | | Quarter Mar 2006 | Quarter Dec 2005 | % Change | 9 mnths to Mar 2006 | Quarter Mar 2005 |
|---|---|---|---|---|---|---|
| Area mined m$^2$ | 000 | 36 | 33 | 9 | 104 | 36 |
| Development | m | 679 | 579 | 17 | 1 987 | 453 |
| Face length | m | 1 413 | 1 193 | 18 | 1 278 | 1 234 |
| Stoping width | cm | 110 | 106 | (4) | 108 | 108 |
| Ore milled | | | | | | |
| Underground | t'000 | 171 | 152 | 13 | 496 | 140 |
| Surface | t'000 | 927 | 914 | 1 | 2 714 | 780 |
| Total | t'000 | 1 098 | 1 066 | 3 | 3 210 | 920 |
| Yield | | | | | | |
| Underground | g/t | 4.59 | 6.18 | (26) | 5.65 | 7.36 |
| Surface | g/t | 0.38 | 0.32 | 19 | 0.34 | 0.27 |
| Total | g/t | 1.03 | 1.15 | (10) | 1.16 | 1.35 |
| Gold produced | | | | | | |
| Underground | oz | 25 238 | 30 190 | (16) | 90 054 | 33 115 |
| | kg | 785 | 939 | (16) | 2 801 | 1 030 |
| Surface | oz | 11 221 | 9 292 | 21 | 29 709 | 6 880 |
| | kg | 349 | 289 | 21 | 924 | 214 |
| Total | oz | 36 459 | 39 482 | (8) | 119 763 | 39 995 |
| | kg | 1 134 | 1 228 | (8) | 3 725 | 1 244 |
| Cash operating costs | US$/oz | 551 | 454 | (21) | 459 | 422 |
| | ZAR/kg | 109 914 | 95 564 | (15) | 94 699 | 81 606 |
| Capital expenditure | US$ million | 2.4 | 2.0 | (21) | 6.6 | (0.1) |
| | ZAR million | 15.1 | 13.1 | (15) | 42.5 | (0.6) |

Total gold production was 8% lower at 36 459 oz, due to a 16% decrease in gold production from underground to 25 238 oz. Surface gold production increased by 21% to 11 221 oz.

A 13% increase in underground ore milled to 171 000 t was insufficient to offset the impact of a 26% decline in underground yield to 4.59 g/t. Both an increase in tonnage and a decline in yield were anticipated in terms of the new mine plan announced at the end of the previous quarter, implementation of which began during the quarter under review. However, interception of the Alpha Dyke in the No 5 Shaft high grade area earlier than anticipated negatively affected output. Drilling to better determine the location and extent of the dyke has begun. Seismicity also negatively affected production in the area. Damaged stoping has had to be re-opened in order that mining can be resumed. Faulting encountered in the high-grade S section in the No 5 Shaft area led to a higher than expected level of off-reef mining and, consequently, lower yield.

In terms of the new mine plan, mining in the seismically active high-grade B5A area has been reduced in the interests of employee safety and is being increased in the No 4 Shaft and lower-grade No 6 Shaft areas. Overall production from underground is expected to reach 70 000 t by September 2006.

Phase 1 of the No 2 Sub-shaft Project – involving the re-establishment of access to No 2 Shaft from No 5 Shaft and development and stoping of mining areas en route – was completed during the quarter, some three months ahead of schedule. Phase 2 of the project – involving the re-equipping of the sub-shaft – is under review.

While heavy rainfall reduced recoveries from the slimes retreatment project and gold production was 2% lower as a consequence, gold production from the treatment of rock dump material increased by 90%, resulting in the overall increase in gold production from surface sources.

Overall cash operating costs increased by 21% to US$551 per ounce, reflecting a 34% increase in underground cash operating costs to US$692 per ounce due to lower underground gold production. Surface cash operating costs decreased by 8% to US$233 per ounce.

| Crown<br>100% attributable from 1 Dec 2005<br>(Previously 40%) | | Quarter<br>Mar 2006 | Quarter<br>Dec 2005 | %<br>Change | 9 mnths to<br>Mar 2006 | Quarter<br>Mar 2005 |
|---|---|---|---|---|---|---|
| Ore milled | t'000 | 1 946 | 1 255 | 55 | 4 095 | 841 |
| Yield | g/t | 0.37 | 0.41 | (10) | 0.40 | 0.39 |
| Gold produced | oz | 23 213 | 16 635 | 40 | 52 136 | 10 643 |
| | kg | 722 | 517 | 40 | 1 621 | 331 |
| Cash operating costs # | US$/oz | 502 | 391 | (28) | 416 | 428 |
| | ZAR/kg | 99 841 | 82 486 | (21) | 85 809 | 82 723 |
| Capital expenditure # | US$ million | 1.3 | 1.5 | 13 | 3.3 | 0.7 |
| | ZAR million | 7.8 | 10.0 | 22 | 21.0 | 4.4 |

# Represents total operation

Gold production for the operation as a whole was 18% lower at 23 213 oz, reflecting a 7% decline in ore milled to 1 946 000 t. Heavy rainfall during January and February 2006 and piping infrastructure failures on the CMR reclamation site and on the residue disposal system impacted negatively on throughput at the Crown plant in particular. Yield was 12% lower at 0.37 g/t, reflecting depletion of higher grade material from the CMR reclamation site and an increase in production from the lower grade Robertson Deep reclamation site.

Replacement of high-risk sections of the CMR pipeline is scheduled for completion during the fourth quarter and planning for the replacement of one of the two residue pipelines is well advanced. The Minister of Minerals and Energy has given consent that an application for a mining licence in respect of the Top Star dump to the south of Johannesburg's Central Business District be submitted. This brings to three, the number of approvals considered favourably by the Department of Minerals and Energy since DRDGOLD South African Operations (Pty) Limited ("DRDSA") concluded its Black Economic Empowerment ("BEE") transaction in December 2005.

Due to lower gold production, cash operating costs increased by 28% to US$502 per ounce.

| ERPM<br>100% attributable from 1 Dec 2005<br>(Previously 40%) | | Quarter<br>Mar 2006 | Quarter<br>Dec 2005 | %<br>Change | 9 mnths to<br>Mar 2006 | Quarter<br>Mar 2005 |
|---|---|---|---|---|---|---|
| Area mined m² # | 000 | 16 | 16 | - | 50 | 16 |
| Development # | m | 157 | 413 | (62) | 906 | 253 |
| Face length # | m | 725 | 723 | - | 715 | 694 |
| Stoping width # | cm | 135 | 132 | (2) | 133 | 126 |
| Ore milled | | | | | | |
| Underground | t'000 | 72 | 42 | 71 | 148 | 30 |
| Surface | t'000 | 537 | 381 | 41 | 1 124 | 197 |
| Total | t'000 | 609 | 423 | 44 | 1 272 | 227 |
| Yield | | | | | | |
| Underground | g/t | 8.86 | 7.81 | 13 | 8.36 | 7.61 |
| Surface | g/t | 0.38 | 0.38 | (1) | 0.39 | 0.42 |
| Total | g/t | 1.38 | 1.13 | 23 | 1.32 | 1.38 |
| Gold produced | | | | | | |
| Underground | oz | 20 512 | 10 545 | 96 | 39 776 | 7 433 |
| | kg | 638 | 328 | 96 | 1 237 | 231 |
| Surface | oz | 6 494 | 4 745 | 37 | 14 120 | 2 662 |
| | kg | 202 | 148 | 37 | 440 | 83 |
| Total | oz | 27 006 | 15 290 | 77 | 53 896 | 10 095 |
| | kg | 840 | 476 | 77 | 1 677 | 314 |
| Cash operating costs # | US$/oz | 493 | 491 | - | 464 | 462 |
| | ZAR/kg | 98 045 | 103 518 | 5 | 95 678 | 89 408 |
| Capital expenditure # | US$ million | 0.7 | 0.7 | - | 1.4 | - |
| | ZAR million | 4.4 | 4.3 | (2) | 8.9 | - |

# Represents total operation

Total gold production was 2% higher at 27 006 oz, reflecting an 11% increase in gold production from underground to 20 512 oz. Production from the Cason surface operation was 18% lower at 6 494 oz.

Higher gold production from underground resulted from a 1% increase in ore milled to 72 000 t and a 9% increase in yield to 8.86 g/t. Traversing of the 16-metre, up-throw fault on the eastern side of the mine is now 90% complete; in-situ grades continue to be very pleasing and separation of reef and waste underground is substantially improving recoveries.

Refurbishment of the Far East Vertical ("FEV") Shaft decline conveyor continues and is scheduled for completion by the end of the June quarter. The design and modification of the conveyor in order to split the belt into two sections, thus reducing tension and the incidence of breakdowns, is under consideration. A belt splicing issue, which resulted in 206 hours of downtime during the quarter, has been resolved by a switch from cold- to hot-splicing.

Opening up and development above 70 level in order to reduce dependence on production via the decline is progressing well and is expected to provide 150 metres of extra face length. Production from 66 level is scheduled to begin during May 2006.

Planning for the exploration drilling programme of the ERPM extension (Sallies lease area) has been completed and the contract has been placed. Exploration drilling will begin during May 2006.

Design and costing of the pumping upgrade project – intended to both increase water pumping levels and create mud pumping capacity, which will impact positively on gold recovery – have been completed. The project will begin once funding arrangements are in place.

Phase 2 of the plugging project continues and is scheduled for completion by the end of June 2007.

Lower gold production from the Cason surface operation resulted from a 14% decrease in throughput to 537 000 t. Yield was unchanged at 0.38 g/t. A mill bearing failure in the ERPM plant during the quarter under review, which negatively affected throughput, has been repaired. Commissioning of two additional mills at the Knights plant during the June quarter is expected to significantly improve surface throughput and recovery efficiencies.

Overall cash operating costs increased slightly to US$493 per ounce with cash operating costs from underground 7% lower at US$470 per ounce.

## Discontinued operations

| North West (Hartebeestfontein and Buffelsfontein mines) | | Quarter Mar 2006 | Quarter Dec 2005 | % Change | 9 mnths to Mar 2006 | Quarter Mar 2005 |
|---|---|---|---|---|---|---|
| Ore milled | t'000 | - | - | - | - | 566 |
| Yield | g/t | - | - | - | - | 2.61 |
| Gold produced | oz | - | - | - | - | 47 584 |
| | kg | - | - | - | - | 1 480 |
| Cash operating costs | US$/oz | - | - | - | - | 665 |
| | ZAR/kg | - | - | - | - | 133 275 |
| Capital expenditure | US$ million | - | - | - | - | (0.1) |
| | ZAR million | - | - | - | - | (0.7) |

# EXPLORATION: TOLUKUMA

Exploration activities in the quarter have focused on drilling targets peripheral to the main mineralised centres at Tolukuma, with drilling and surface sampling targeting extensions to the main structures. This focus will change in the coming quarter with the availability of three underground drill rigs. These rigs will target the highest priority targets within the Tolukuma Mine Corridor, being the Tolimi, Tolukuma, Fundoot and Gulbadi structures at depth, and the highly prospective Zine structure, which has returned bonanza style grades from recent exploration development.

### Zine Underground Development
Exploration development along the Zine 1525 south level commenced in late February to determine what potential for mineralisation existed at the intersection of the Zine and high grade Tinnabar structures. Previous data suggested that there may be potential if the correct controls of mineralisation could be intersected. This recent development has shown that the Zine structure does indeed have significant potential to host bonanza style mineralisation, along a significant vertical and strike extent.

Selected results from development channel sampling on the 1525 south level are listed below.

| Channel No. | Width | Grade |
|---|---|---|
| 282 | 1.5 m | 13.3 g/t Au and 117 g/t Ag |
| 285 | 1.7 m | 21.7 g/t Au and 100 g/t Ag |
| 288 | 1.9 m | 49.0 g/t Au and 35 g/t Ag |
| 291 | 1.9 m | 50.4 g/t Au and 92 g/t Ag |
| 292 | 2.0 m | 84.6 g/t Au and 31 g/t Ag |
| 295 | 1.9 m | 25.9 g/t Au and 44 g/t Ag |

The average value of continuous mineralised drive development completed on this structure during the quarter is 32m, advanced with an average vein width of 1.9m and values of 37.5g/t Au and 97g/t Ag respectively.

These bonanza style values have been further supported by recent development along the Zine structure, with the tenor and width of the structure continuing to provide highly encouraging results from channel sampling. This structure is being targeted this coming quarter with a programme of drilling to determine the resource potential along this structure.

## Surface Exploration

### Ridge and Spur sampling ML 104
As part of the increased understanding on the controls of mineralisation at Tolukuma, a programme of ridge and spur sampling and creek traversing was completed between the Gulbadi and Kunda prospects. This work involved sampling across the interpreted extensions of the mine corridor which had not been subject to this style of exploration. This data will be used to define the location of the multiple vein corridors in the area and generate further targets for trenching and drilling. Results as yet remain outstanding.

## Surface Drilling

### Gufinis
Seven holes were completed on the Gufinis structure in the period. No significant intersections were returned, and it appears that with the current knowledge base that little prospectivity remains. No further work is planned for this area.

### 120 North Structure
Three holes targeted the 120 North vein below a 150m long zone of strong mineralisation delineated by surface trenching. This drilling, whilst intersecting encouraging epithermal textures, failed to deliver any significant results with values returned all less than 4 g/t Au.

### Tolukuma Footwall
Thirteen short holes tested the extent of the Tolukuma footwall mineralisation for a total of 1 177.9 m drilling. Results returned indicate that whilst mineralisation does exist i.e. TFW007 1.0m @ 27.2 g/t Au, it does not occur over either a significant vertical or lateral extent to make it economically viable. This area will also be reviewed to determine what potential remains.

### Banana West/Wossa Ridge
Two holes were drilled into the Wossa Ridge structure below high grade trench and grab sample results of up to 580 g/t Au. The results returned so far do not support the tenor of mineralisation encountered at the surface, and this localised enrichment is most likely a product of weathering and mechanical enrichment. Further geochemical and textural analysis will be completed on the drill core to determine if any prospectivity remains. Importantly the Banana West structure continues to the northwest of Tolukuma and the structure is interpreted to intersect a large vegetation anomaly similar to the one which covered the original Tolukuma mineralisation. This area will be mapped and trenched to determine what is the causative factor of this anomaly.

### Kunda
Four holes were completed at Kunda over a three hundred metre strike length. Results returned were disappointing. Three of the four holes intersected encouraging thicknesses of epithermal quartz, with widths up to 6 m, however only low grade gold and silver values were returned with a maximum result returned in KD016 of 1.3 m @ 1.4 g/t Au and 22.9 g/t Ag. Fluid inclusion and petrographical analysis will be carried out to determine if any potential remains along this structure.

### Underground Drilling
Underground drilling in the period was significantly reduced due to rig accessibility. This resulted in severely reduced output by the LMA-90 drill rig, with only two holes being completed.

### Gulbadi Red
Two holes were drilled in the period to the south of the main zone of mineralisation at Gulbadi Red. No significant results were returned. However, this may be in part due to the poor core recovery encountered in TU066. Further work is planned for this area to follow up the high grade intersections encountered in previous drill holes.

## Diamond Drilling Summary

During this quarter a total of 3 923.8 m were drilled from 24 drillholes compared to 4 936.5m in the previous quarter. The reduced meterage was due to a planned rebuild being completed on the Longyear 44 drill rig and the inaccessibility, due to flooding, of the underground drill rigs. It is expected that during this quarter an LM-75 drill rig will be commissioned at Tolukuma. This drill rig will be used to target the high priority exploration targets which exist at depth and along strike of the current mineralised centres at Tolukuma.

## Regional Exploration

The company continued to maintain eleven Exploration Licences ("EL") covering 9 114 square kilometres. Seven tenements are granted, namely EL's 683, 1297, 1379, 1271, 1352 and 1366 with four tenements, EL's 580, 894, 1264, 1327 awaiting renewal.

Activity for the quarter included maintenance of tenure matters, commencement of field work in EL's 1284 and EL 1297, and, completion of a major technical exploration review of all tenements.

## Exploration Field Work

### EL 1284

A field crew consisting of one contract geologist and one field supervisor commenced work in mid March 2006 in the Belavista prospect area conducting ridge and spur soil sampling, trenching and creek mapping as a follow up of an intrusive (diorite) float with encouraging gold values, from an inferred porphyry source. The most significant exposure to date is a vegetation anomaly (similar to the Tolukuma vegetation anomaly) on a prominent hill. Trenching and detailed sampling of this wider area is planned during April. The planned program has been hampered by extreme wet weather but is expected to be completed by the end of April 2006. Details of field work and results will be presented in the next quarter.

### EL 1297

A supervising geologist, a contract geologist and three field assistants commenced work in mid March using Popondetta as a landing and supply base, via Lae. Work commenced on ridge and spur soil sampling, creek mapping and trenching at Ioma, also investigating a porphyry or intrusion related source. Prospecting along extensive areas of the Oi and Milton Creeks encountered pervasive alluvial gold throughout and in perched alluvial banks but failed to realise significant zones of hydrothermal alteration to indicate a major primary mineralisation source. Forward work includes completion of soil lines and a reconnaissance sampling visit to the Gira Circular Structure and to the Green Creek prospect in EL 1366 to the south and Baranuma Prospect area in EL 1327 to the north west of Ioma. This work is expected to be completed by mid May and details of field work and results will be presented in the next quarter.

## Exploration Review

A major technical review of all exploration tenements which commenced in July 2005 has neared completion. The technical review phase has been completed and final edits of eleven EL reports and a Summary Report are being finalised. TerraSearch completed validating and uploading all geochemical information across all the tenements and the Tolukuma database is now considered to be up to date. Together with recently acquired Landsat 7 thematic images and a Aster (15m) digital terrain model, a comprehensive base now exists for future exploration planning on the existing tenements and the immediate regions.

The tenements contain mineralisation and anomalies at all scales from individual porphyry stocks (Cu-Au) to the Tolukuma epithermal vein (Au) system. The mineralisation is intimately associated with Pliocene volcanic piles and is expected to be connected to Miocene-Pliocene intrusions. Important controlling structures also occur, similar to those observed at other important deposits in PNG.

Much of the "modern" exploration from the past (1960's onward), has been sourced, reviewed and synthesised and has greatly assisted in defining individual prospects, their potential and the broader regional opportunity.

These evaluations have highlighted and high-graded in excess of 30 separate prospects with several key prospects at an advanced stage requiring major drilling and exploration. These prospects exhibit large areas of geochemical and geophysical anomalism. Detailed geological knowledge of the Tolukuma discovery base to current mining, other PNG deposits and knowledge and comparison to other deposits worldwide has allowed screens to be applied and a ranking of prospects undertaken. Priorities for future exploration have been recommended.

This exploration review establishes the basis for the aggressive A$15 million exploration programme unveiled by Emperor at the recent Asia Mining Congress held in Singapore during March 2006.

## EXPLORATION: EMPEROR

### A$15m Exploration Programme

On 29 March 2006 at the Asia Mining Congress 2006 in Singapore, Emperor unveiled details of its extensive A$15million, 100km drilling and exploration programme over its gold tenements in Fiji and Papua New Guinea. The combination of the PNG gold projects with Emperor's existing Fijian tenements makes Emperor one of the biggest gold exploration tenement holders in both countries. The exploration program for PNG could help lift Tolukuma to world class status. Speaking at the Congress, CEO Mr Wellesley-Wood said Emperor's tenement holdings provided excellent opportunities to increase shareholder value. "We have highly prospective tenement holdings in 'elephant country' with a diversified and well balanced portfolio of projects ranging from mine ready to green fields. We have a fully equipped exploration division with six rigs in PNG and 10 in Fiji which is supported by an extensive database across PNG and Fiji sourced from 35 years of physical data from full airborne and satellite imagery."

Also speaking at the conference, Emperor Executive Vice-President, Exploration, Richard Johnson, said it was one of the biggest exploration campaigns commenced in PNG or Fiji. "This program represents the culmination of many years of investigation using new exploration technologies. It is now time to start drilling," Mr Johnson said.

## FIJI

### Vatukoula

Drilling focus shifted back to the highly prospective Vatukoula Deeps and Basala Project areas this quarter, following ongoing dewatering below the 17L workings. This quarter saw a combined total of 4 789m drilled at Vatukoula.

At Philip Shaft, recent underground diamond drilling in the vicinity of the Philip Shaft has targeted extensions of several flatmake structures within a zone of inferred resource, which was previously poorly understood and thought to be geologically complex. This high priority target is referred to as the Brewster 4-Ways Target. The first hole in this programme, PU-18-074, intersected both the Prince William and Prince flatmakes with encouraging results. The second hole, PU-18-075 drilled on the same azimuth but at a steeper angle, has intersected both the Prince William and Dolphin structures. Programme results to date are as follows:

| Hole No. | Target | From (m) | To (m) | Width (m) | True Width (m) | Grade (g/t) | Remarks |
|---|---|---|---|---|---|---|---|
| PU-18-074 | Prince William | 181.28 | 181.67 | 0.39 | 0.25 | 37.82 | 0.12 m @ 77.25 g/t Au |
| PU-18-074 | Prince William | 202.34 | 202.74 | 0.40 | 0.23 | 23.54 | 0.10 m @ 55.75 g/t Au |
| PU-18-075 | Prince William | 76.30 | 77.10 | 0.80 | 0.27 | 113.84 | Visible telluride |
| PU-18-075 | Dolphin | 177.33 | 177.94 | 0.61 | 0.35 | 13.87 | |

Elsewhere in the Philip section, exploration focus expanded to include the Basala project where previously untested flatmakes are interpreted to occur within the footwall of Prince William flatmake. Drill testing commenced late in the quarter and initial results from 16L returning the following intersection:

| Hole No. | Target | From (m) | To (m) | Width (m) | True Width (m) | Grade (g/t) | Remarks |
|---|---|---|---|---|---|---|---|
| PU-16-099 | PW FWI | 48.06 | 48.28 | 0.22 | 0.18 | 16.73 | Basala Project |

### Fiji Regional

There was no exploration elsewhere in Fiji. An aggressive regional programme for Tuvatu and Vanua Levu is under review.

## SENIOR MANAGEMENT CHANGES

### South Africa

Dr Paseka Ncholo resigned as Executive Chairman of DRDSA with effect from January 2006. Dr Ncholo remains as a Non-Executive Director of DRDSA representing the interest of Khumo Gold SPV (Pty) Limited ("KBH"). Mr Niel Pretorius has been appointed as Acting Chief Executive Officer of DRDSA.

### Australasia

On 18 January 2006, Mr Clyde Moore was appointed as Chief Financial Officer of Emperor.

Mr Mike Marriott resigned as Chief Operating Officer of DRD Australasia and Director of Emperor. Mr Sean O'Connor resigned as General Manager of Vatukoula Gold Mine. Mr Andre Labuschagne has been appointed Acting Chief Operating Officer of Emperor and Mr Greg Shay appointed as Acting General Manager Vatukoula Gold Mine – all effective 31 March 2006.

On 24 April 2006, Mr Brad Gordon was appointed Chief Executive Officer of Emperor Mines Limited. Most recently employed as Executive General Manager for Placer Dome in Papua New Guinea with responsibilities including the Porgera operation, Mr Gordon's previous positions include Operations Manager at Emperor's Vatukoula Mine.

Mr Mark Wellesley-Wood remains Chief Executive Officer of DRDGOLD and a Director of Emperor. This means that executive responsibility for Emperor will pass to Mr Brad Gordon in due course while Mr Wellesley-Wood will represent DRDGOLD on the Emperor board.

**MARK WELLESLEY-WOOD**
Chief Executive Officer
28 April 2006

DRDGOLD LIMITED
*we do what we say*

DRDGOLD LIMITED



## DIRECTORS AT 31 MARCH 2006

DIRECTORS (* British) (** Australian) (*** American)

**Executives:**
MM Wellesley-Wood (Chief Executive Officer) *
JWC Sayers (Chief Financial Officer)*

**Independent non-executives:**
RP Hume
GC Campbell * (Non-Executive Chairman)
DJM Blackmur**

**Non-executives**
J Turk ***

**Company Secretary:**
TJ Gwebu

## INVESTOR RELATIONS

For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg • PO Box 390, Maraisburg, 1700, South Africa